Acme United Corporation

55 Walls Drive

Fairfield, CT 06824

August 31, 2015

Melissa N. Rocha, Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549-0404

RE:	Acme United Corporation
Form 10-K
Filed March 6, 2015
File No. 1-7698

Dear Ms. Rocha:

This letter is in response to your August 7, 2015 comment letter relating to our Form 10-K for the year ended December 31, 2014. Your comments accompanied by our responses are provided below.

Form 10-K for the year ended December 31, 2014

Management’s Discussion and Analysis, page 15

Liquidity and Capital Resources, page 19

1. We note the significant increases in your inventory balances which appear to partially relate to the purchase of First Aid Only. We further note significant increases in your allowance for slow moving and obsolete inventory during 2014. In light of factors such as customer store closings, new customers and product introductions and “timing” issues that could significantly impact your inventory and allowance accounts as well as your cash flows, please revise your disclosure to discuss these factors, whether these are factors or trends that you anticipate continuing in the future and how you plan to reduce inventory between now and the end of 2015. In this regard we note in your earnings call transcript for the second quarter of 2015 that you anticipate reducing inventory by $2 million.

1

Response

Certain factors which may have a material impact from time to time on our quarterly results often do not have a material impact on the Company’s annual financial statements. Two of the factors that you have identified, store closings and timing issues, which were mentioned in the Company’s second quarter 2015 earnings call, did not materially impact the Company’s financial statements for the period ended December 31, 2014. In addition, we note that changes in the Company’s inventory levels are generally consistent with changes in sales. At December 31, 2014, inventory increased by 20% compared to December 31, 2013. Sales increased 20% during that same twelve month period. Inventory turnover at December 31, 2014 was 2.2 compared to 1.9 at December 31, 2013. At June 30, 2015, inventory increased 16% compared to June 30, 2014. Further, sales for the trailing twelve months ended June 30, 2015 increased 16% versus the comparable prior period end. The inventory turnover was 2.1 at both June 30, 2015 and 2014. The increases in sales for both periods were due in part to new customers and product introductions. The Company expects that changes in inventory levels will continue to be consistent with changes in sales. The Company also expects that the $2.0 million reduction in inventory mentioned in the earnings call for the second quarter of 2015 will occur in the ordinary course of business.

In response to your comment regarding the allowance for slow moving and obsolete inventory at December 31, 2014, we would like to point out that 85% of the $268,017 increase from December 31, 2013 resulted from the First Aid Only asset acquisition. We do not anticipate significant increases in the allowance for slow moving and obsolete inventory in the ordinary course of business.

Income Taxes, page 31

2. We note from your disclosure that you repatriated $11.8 million of foreign earnings in 2014. We also note that you have repatriated foreign earnings since 2009 and currently plan to repatriate additional amounts from your Canadian subsidiary. Further, we note that the undistributed earnings of your foreign subsidiaries are considered permanently reinvested. Tell us the underlying reasons for your repatriation of foreign earnings and in light of your repatriation of earnings since 2009, how you are able to conclude that your undistributed earnings are permanently reinvested. If you believe that any of your foreign earnings continue to be permanently reinvested, indicate the specific countries in which these earnings are located. Finally disclose the unrecognized deferred income tax liability pursuant to ASC 740-30-50-2.

2

Response

In 2014, the Company repatriated foreign earnings from its Hong Kong subsidiary (approximately US$10.5 million) and its Canadian subsidiary (approximately US$1.3 million).  The Company planned the repatriation of earnings from the Company’s Hong Kong subsidiary as a one-time event, with implementation scheduled over two years, i.e., 2014 and 2015. The Company anticipates repatriating approximately $2 million from its Hong Kong subsidiary in 2015 in order to complete the planned repatriation. The repatriation of earnings from the Hong Kong subsidiary related to the funding of the Company’s US acquisition of assets of First Aid Only for cash. No earnings of the Hong Kong subsidiary had previously been repatriated to the Company, with the exception of $.5 million repatriated in 2005 under the American Jobs Creation Act of 2004. The Company will continue to repatriate the earnings of its Canadian subsidiary and currently records the associated annual tax liability. As a result, there is no unrecorded deferred tax liability on such Canadian earnings.  The Company repatriates the earnings of its Canadian subsidiary for its general business needs. The Company’s foreign earnings that Management asserts to be permanently reinvested as mentioned in the Company’s 10-K relate to the Hong Kong subsidiary. There is no unrecognized deferred income tax liability for these permanently reinvested earnings.

In connection with our response to the Staff's comments, Acme United Corporation hereby acknowledges that:

o	Acme United Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	Acme United Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all communications regarding the foregoing to the undersigned at the address appearing above or at p.driscoll@acmeunited.com, tel. no. 203-319-2102, or, in my absence, to Scott Torreso at s.torreso@acmeunited.com, tel. no. 203-319-2115.

Sincerely,

/s/ Paul G. Driscoll

Paul G. Driscoll

Vice President and Chief Financial Officer

3